UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

On September 16, 2025, Brera Holdings PLC, a public limited company incorporated in the Republic of Ireland (the “Company”), held an extraordinary general meeting (the “EGM”). As of July 29, 2025, the record date for the EGM, there were (i) 633,800 Class A Ordinary Shares, $0.05 nominal value per share (the “Class A Ordinary Shares”), representing 6,338,000 votes entitled to vote on the proposals presented at the EGM, and (ii) 2,383,041 Class B Ordinary Shares, $0.05 nominal value per share (the “Class B Ordinary Shares”), representing 2,383,041 votes entitled to vote on the proposals presented at the EGM, of which 6,925,590.90 votes, or approximately 77.10%, were present in person or represented by proxy, which constituted a quorum. Set forth below are the final voting results for each of the proposals submitted to a vote of the Company’s shareholders at the EGM.

1.	To approve the adoption of a new constitution for the Company, for and to the exclusion of the existing Constitution of the Company and all others to take effect immediately. The changes to the new Constitution are: (i) the authorized share capital will be as described in proposal 2; (ii) the definition of “Automatic Conversion Event” is updated to reflect that each Class A Ordinary Share shall be convertible into five (5) Class B Ordinary Shares pursuant to Article 3; (iii) Articles 3.1.3 and 3.1.4 is amended such that each Class A Ordinary Share is convertible into five (5) Class B Ordinary Shares; (iv) the authority conferred on the directors of the Company to allot shares is extended for an additional five (5) year period from the date of the EGM pursuant to Articles 6.3 and 6.4; (v) Article 51.1 will be amended such that the proscribed maximum number of directors will be fourteen; (vi) a director shall be removable from office by notice in writing served upon him signed by a majority of co-directors pursuant to Article 19.1.4; (vii) Article 27.6 will be amended such that three members shall constitute a quorum; (viii) the deposit of proxies by electronic format will be explicitly allowed in Article 29.7; and(ix) an erroneous duplication of the definition of “A Share Transfer” will be removed from Article 3.1.4.The proposal was approved as set forth below:

For	Against	Abstain	Broker Non-Votes
6,922,792.90	2,696	102	-

2.	To approve that the authorised share capital of the Company be increased from $1,750,000 divided into 5,000,000 Class A Ordinary Shares with a nominal value of $0.05 each, 25,000,000 Class B Ordinary Shares with a nominal value of $0.05 each and 50,000,000 preferred shares with a nominal value of $0.005 each to $501,750,000 by the creation of ten billion (10,000,000,000) new Class B Ordinary Shares with a nominal value of $0.05 each each ranking pari passu in all respects with existing Class B Ordinary Shares, with immediate effect. The proposal was approved as set forth below:

For	Against	Abstain	Broker Non-Votes
6,922,639	2,951.90	-	-

3.	To approve that the pool of shares or share options available to be awarded to employees, consultants and directors pursuant to the Company’s 2022 Equity Incentive Plan be increased by an additional 5,000,000 Class B Ordinary Shares, subject always to the terms of the Company’s Equity Incentive Plan. The proposal was approved as set forth below:

For	Against	Abstain	Broker Non-Votes
6,922,492.90	3,098	-	-

Exhibit No.	Description
1.1	Constitution of the Registrant as in effect September 16, 2025 (incorporated by reference to Exhibit 99.1 on Form 6-K filed with the SEC on August 29, 2025).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2025	BRERA HOLDINGS PLC

	By:	/s/ Dr. Fabio Scacciavillani
Dr. Fabio Scacciavillani
Chief Executive Officer and Chief Financial Officer

3